FOR IMMEDIATE RELEASE

Contact:
Grace Protos
(212) 929-5500

                              TB WOOD'S CORPORATION
              ANNOUNCES AN OFFER TO PURCHASE 400,000 OF ITS SHARES

Chambersburg, Pa November 12, 1999 - TB Wood's Corporation (NYSE:TBW) today announced that it will commence an offer to purchase for cash up to 400,000 shares of its common stock which represents approximately 6.8% of its currently outstanding common stock. The offer will be a Dutch Auction self tender that will commence today, Friday, November 12, 1999, and is set to expire at 12:00 Midnight New York City time, on Friday, December 10, 1999.

The terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal pursuant to which the tender offer is made, include a purchase price for each tendered share of not more than $12.50 per share nor less than $9.00 per share net to the seller in cash, without interest thereon.

In a Dutch Auction, the Company sets a price range, and the stockholders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer period, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If more than 400,000 shares of common stock are properly tendered, the Company will accept shares on a pro rata basis. The Company is also reserving the right to purchase more than 400,000 shares of common stock pursuant to the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered.

On November 11, 1999, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the common stock on the New York Stock Exchange was $9 1/16. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to the Company's stockholders in the next few days.

Stockholders may obtain further information by calling the Company directly and asking for Thomas F. Tatarczuch, Vice President-Finance, or Michael L. Hurt, President or by calling our Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.